Contact

www.linkedin.com/in/stephen-farr
(LinkedIn)

Top Skills

21 CFR Part 11
Medical Devices
Pharmaceutical Industry

Stephen Farr, Ph.D.

Chief Executive Officer and Board Member
Cambridge, Massachusetts, United States

Experience

Regel Therapeutics
Chief Executive Officer
May 2024 - Present (2 years 2 months)

Ataraxia Therapeutics
Co-Founder and Chair
August 2023 - Present (2 years 11 months)

Mahzi Therapeutics
Board Member
June 2023 - Present (3 years 1 month)

Cerebral Therapeutics, Inc.
Chairman of the Board
2020 - July 2025 (5 years)
Aurora, Colorado, United States

Tevard Biosciences
Board Member
December 2020 - May 2024 (3 years 6 months)

Zogenix, Inc.
President and Chief Executive Officer
April 2006 - April 2022 (16 years 1 month)
Emeryville, California, United States

SteadyMed Therapeutics
Director
May 2012 - August 2018 (6 years 4 months)
San Ramon, California, United States

Aradigm Corporation
Senior Vice President and Chief Scientific Officer
1995 - 2006 (11 years)
Hayward, California, United States

Cardiff University / Prifysgol Caerdydd
Senior Lecturer, Welsh School of Pharmacy
1986 - 1994 (8 years)
Cardiff, Wales, United Kingdom

Education

University of Wales
PhD, Pharmaceutics

De Montfort University
BSc, Pharmacy